sirit Inc.

03 DEC 15 AM 7:21

December 2, 2003

03045200

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-21 and the Material Change Report pertaining to News Release #03-21 for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

/encl.

dlw 12/16

Reg. No. 82-3200

03 DEC 15 AM 7:21

sirit Inc.

NEWS RELEASE

December 3, 2003 **Trading Symbol: TSX: SI**

News Release #03-21

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

RFID by sirit

SIRIT Inc. Secures Order for CDN $2,700,000

Colorado toll agency order for Radio Frequency Identification (RFID) transponders is won by SIRIT. In a competitive procurement SIRIT wins on technical performance reaffirming its leadership in UHF technology.

Toronto, ON – December 3, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI), is pleased to announce that it has secured an order totaling approximately CDN $2.7 million for electronic toll collection transponders from the E-470 Public Highway Authority ("E-470"). The contract maintains SIRIT's leadership position in the State of Colorado for electronic toll collection.

The new contract calls for SIRIT to deliver transponders over the next fifteen months with deliveries to commence immediately. The transponders will be used to satisfy the growing demand for electronic toll collection on E-470 and the Northwest Parkway in the multi-county Denver area under the EXpressToll brand.

E-470 is also providing EXpressToll services to the Northwest Parkway, which recently opened on November 24, 2003. Under the provisions of an intergovernmental partnering agreement, E-470 is providing EXpressToll and manual toll collection services to the Northwest Parkway through E-470's toll operations contractor, Mile High Toll Services. SIRIT's electronic toll collection transponders and communication hardware are critical components to these services.

E-470 is a multi-agency toll highway that runs along the eastern perimeter of the Denver metropolitan area. The 47-mile beltway extends from State Highway C-470 at I-25 in Douglas County south of Denver, runs east and then north through Aurora, passes along the western edge of the Denver International Airport, and turns back towards the west, transitioning at I-25 on the north end of the metropolitan area just south of 160th Avenue to the Northwest Parkway.

Mike Breslin, SIRIT Division Head for Electronic Toll Collection commented, "This procurement was hotly contested and awarded to SIRIT based on the technical performance of SIRIT's technology. In a structured performance evaluation conducted by E-470, SIRIT emerged with a clear performance

advantage. We are very pleased to continue our relationship with E-470 who has been an excellent customer and partner over the past five years."

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

Reg. No. 82-3200

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

December 1, 2003

Item 3 **Press Release:**

News Release #03-21 dated December 1, 2003 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On December 3, 2003, SIRIT Inc. ("SIRIT") (TSX: SI), announced that it has secured an order totaling approximately CDN $2.7 million for electronic toll collection transponders from the E-470 Public Highway Authority ("E-470"). The contract maintains SIRIT's leadership position in the State of Colorado for electronic toll collection.

The new contract calls for SIRIT to deliver transponders over the next fifteen months with deliveries to commence immediately.

Item 5 **Full Description of Material Change:**

On December 3, 2003, SIRIT Inc. ("SIRIT") (TSX: SI), announced that it has secured an order totaling approximately CDN $2.7 million for electronic toll collection transponders from the E-470 Public Highway Authority ("E-470"). The contract maintains SIRIT's leadership position in the State of Colorado for electronic toll collection.

The new contract calls for SIRIT to deliver transponders over the next fifteen months with deliveries to commence immediately. The transponders will be used to satisfy the growing demand for electronic toll collection on E-470 and the Northwest Parkway in the multi-county Denver area under the EXpressToll brand.

E-470 is also providing EXpressToll services to the Northwest Parkway, which recently opened on November 24, 2003. Under the provisions of an intergovernmental partnering agreement, E-470 is providing EXpressToll and manual toll collection services to the Northwest Parkway through E-470's toll operations contractor, Mile High Toll Services. SIRIT's electronic toll collection transponders and communication hardware are critical components to these services.

E-470 is a multi-agency toll highway that runs along the eastern perimeter of the Denver metropolitan area. The 47-mile beltway extends from State Highway C-470 at I-25 in Douglas County south of Denver, runs east and then north through Aurora, passes along the western edge of the Denver International Airport, and turns back towards the west, transitioning at I-25 on the north end of the metropolitan area just south of 160th Avenue to the Northwest Parkway.

Mike Breslin, SIRIT Division Head for Electronic Toll Collection commented, "This procurement was hotly contested and awarded to SIRIT based on the technical performance of SIRIT's technology. In a structured performance evaluation conducted by E-470, SIRIT emerged with a clear performance advantage. We are very pleased to continue our relationship with E-470 who has been an excellent customer and partner over the past five years."

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

December 2, 2003
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary